Exhibit 99.2

Press Release

AC Immune Holds Annual General Meeting of Shareholders

•	Shareholders approved all resolutions as proposed by the Board of Directors

Lausanne, Switzerland, June 23, 2023 – AC Immune SA (NASDAQ: ACIU), a clinical-stage biopharmaceutical company pioneering precision medicine for neurodegenerative diseases, today announced that the Company held its Annual General Meeting per Swiss law. Shareholders cast their votes in person at the Annual General Meeting or through the Independent Proxy appointed by the shareholders.

Shareholders re-elected Douglas Williams, Monika Bütler, Carl June, Werner Lanthaler, Andrea Pfeifer, Monica Shaw and Roy Twyman to their positions on the Board of Directors. Alan Colowick and Tom Graney did not stand for re-election and we thank them for their contributions. Douglas Williams will continue to serve as Chair of the Board.

Douglas Williams, Chair of the Board of Directors of AC Immune, commented: “In 2022, AC Immune continued to deliver exciting developments in its broad and diverse pipeline of innovative product candidates, from the first ever live images of alpha-synuclein in patients’ brains to the initiation of the ABATE Phase 1b/2 clinical trial of ACI-24.060 in Alzheimer’s disease (AD) and AD in Down syndrome, and the selection of ACI-35.030 for continued development in AD. In the coming period we will be reporting further progress with key amyloid-PET data from the ABATE trial of ACI-24.060 expected in the first half of 2024. With our unwavering focus on rigorous science and with the strength of our teams, Company management is driving towards bringing Precision Medicine to the treatment and prevention of neurodegenerative diseases.”

Since the beginning of 2023, AC Immune reported:

▪	Initial safety and immunogenicity results from the ABATE Phase 1b/2 clinical trial of ACI-24.060 in AD, enabling the expansion of the trial into higher dose cohorts in AD and the opening of the study into the Down syndrome population

▪	The initiation by our partner, Life Molecular Imaging, of the Phase 3 clinical trial, ADvance, assessing the Tau-PET tracer, PI-2620 in AD

▪	Additional grant funding from the Michael J. Fox Foundation and Target ALS Foundation for research programs targeting TDP-43.

During the Annual General Meeting, shareholders also approved all other resolutions as proposed by the Board of Directors.

About AC Immune SA

AC Immune SA is a clinical-stage biopharmaceutical company that aims to become a global leader in precision medicine for neurodegenerative diseases, including Alzheimer’s disease, Parkinson’s disease, and NeuroOrphan indications driven by misfolded proteins. The Company’s two clinically validated technology platforms, SupraAntigen® and Morphomer®, fuel its broad and diversified pipeline of first- and best-in-class assets, which currently features ten therapeutic and three diagnostic candidates, five of which are currently in Phase 2 clinical trials and one of which is in Phase 3. AC Immune has a strong track record of securing strategic partnerships with leading global pharmaceutical companies including Genentech, a member of the Roche Group, Eli Lilly and Company, and others, resulting in substantial non-dilutive funding to advance its proprietary programs and >$3 billion in potential milestone payments.

SupraAntigen® is a registered trademark of AC Immune SA in the following territories: AU, EU, CH, GB, JP, RU, SG and USA. Morphomer® is a registered trademark of AC Immune SA in CN, CH, GB, JP, KR, NO and RU.

The information on our website and any other websites referenced herein is expressly not incorporated by reference into, and does not constitute a part of, this press release.

For further information, please contact:

Head of Investor Relations & Corporate Communications Gary Waanders, Ph.D., MBA AC Immune Phone: +41 21 345 91 91 Email: gary.waanders@acimmune.com	U.S. Investors Corey Davis, Ph.D. LifeSci Advisors Phone: +1 212 915 2577 Email: cdavis@lifesciadvisors.com

International Media Chris Maggos Cohesion Bureau Phone: +41 79 367 6254 Email: chris.maggos@cohesionbureau.com

Forward looking statements

This press release contains statements that constitute “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements are statements other than historical fact and may include statements that address future operating, financial or business performance or AC Immune’s strategies or expectations. In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “projects,” “potential,” “outlook” or “continue,” and other comparable terminology. Forward-looking statements are based on management’s current expectations and beliefs and involve significant risks and uncertainties that could cause actual results, developments and business decisions to differ materially from those contemplated by these statements. These risks and uncertainties include those described under the captions “Item 3. Key Information – Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in AC Immune’s Annual Report on Form 20-F and other filings with the Securities and Exchange Commission. These include: the impact of Covid-19 on our business, suppliers, patients and employees and any other impact of Covid-19. Forward-looking statements speak only as of the date they are made, and AC Immune does not undertake any obligation to update them in light of new information, future developments or otherwise, except as may be required under applicable law. All forward-looking statements are qualified in their entirety by this cautionary statement.